UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Mr. Stephen Dexter has transitioned from his role as Chief Accounting Officer of CDC Software Corporation (“CDC Software”) and has been appointed Chief Financial Officer of CDC Software. Mr. Dexter also remains as Chief Accounting Officer of CDC Corporation (the “Company”). Mr. Matthew Lavelle remains as Chief Financial Officer of the Company.

Exhibit	Description

1.01	Press release dated September 1, 2010 CDC Corporation Files Opposition to Evolution’s Preliminary Injunction Motion

1.02	Press release dated September 1, 2010 CDC Corporation to Initiate New Share Repurchase Program

1.03	Press release dated September 13, 2010 CDC Corporation to Receive $6.5 Million Dividend from China.com Portfolio Company

1.04	Press release dated September 14, 2010 CDC Corporation to Launch a Private Equity RMB Fund with the China Government

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2010

CDC CORPORATION

By:	/s/ Donald L. Novajosky
Name:	Donald L. Novajosky
Title:	Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated September 1, 2010 CDC Corporation Files Opposition to Evolution’s Preliminary Injunction Motion

1.02	Press release dated September 1, 2010 CDC Corporation to Initiate New Share Repurchase Program

1.03	Press release dated September 13, 2010 CDC Corporation to Receive $6.5 Million Dividend from China.com Portfolio Company

1.04	Press release dated September 14, 2010 CDC Corporation to Launch a Private Equity RMB Fund with the China Government